Vymedic Inc.



Annual Report
2021

Annual Report 2021

Throughout this document, mentions of Vymedic refers to Vymedic Inc. , a Corporation formed on March 30, 2020 in Delaware (the "Company"). The Company's physical address is 9800 Pyramid Court, Suite 400, Englewood, CO 80112.

You may contact Vymedic by emailing contact@vymedic.com. This annual report is posted on the Company's website, www.vymedic.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Vymedic ("Vymedic Inc. " or "Company") a Corporation formed on March 30, 2020, in Delaware. The Company's physical address is 9800 Pyramid Court, Suite 400, Englewood, CO 80112. The Company's web site may be accessed at www.vymedic.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Lee Peterson

Board positions with Vymedic

Dates	Position	Principal Occupation
n/a	n/a	n/a

Positions with Vymedic

Dates	Position	Responsibilities
03/30/2020 - Present	CFO	CFO

Dates	Organization	Title, Principal Business, and Responsibilities
01/01/2012 - Present	Lee M. Peterson and Associates, LLC	Present CPA/President

Cynthia Winning

Board positions with Vymedic

Dates	Position	Principal Occupation
03/01/2020 - Present	Board Member	Board Member

Positions with Vymedic

Dates	Position	Responsibilities
03/01/2020 - Present	CEO	CEO

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
03/01/2008 - 03/01/2020	Vymedic, LLC	CEO

Stephen Lehman

Board positions with Vymedic

Dates	Position	Principal Occupation
03/01/2020 - Present	Board Chairman	Board Chairman

Positions with Vymedic

Dates	Position	Responsibilities
03/01/2020 - Present	Executive Chairman	Executive Chairman

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
11/01/2019 - 03/01/2020	Vymedic, LLC	Executive Chairman
05/01/2018 - Present	Business Rockstars	Chairman
05/01/1999 - Present	Prism Films	Executive Chairman

Gerald Mills

Board positions with Vymedic

Dates	Position	Principal Occupation
07/20/2020 - Present	Board Member	Board Member

Positions with Vymedic

Dates	Position	Responsibilities
07/20/2020 - Present	Board Member	Board Member

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
12/01/2012 - 07/01/2020	Retired	Retired

David Bartlett

Board positions with Vymedic

Dates	Position	Principal Occupation
03/01/2020 - Present	Board Member	Board Member

Positions with Vymedic

Dates	Position	Responsibilities
03/01/2020 - Present	General Counsel	General Counsel

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
12/01/2019 - 03/01/2020	Vymedic, LLC	General Counsel
01/01/2007 - Present	LAW OFFICES DAVID E. BARTLETT	Owner

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Cynthia Winning is the beneficial owner of 2,741,000 shares of Common Stock, representing 75.83% of the voting power in the Company.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Vymedic's patented immune supplement, Vymune®, has been scientifically proven to suppress influenza, the common cold and similar viruses. The product has also been shown to be safer and more effective than competing antiviral drugs or supplements. Vymune's all natural, amino acid-based formula is available in rapid meltaway tablets, now being sold on Amazon.

The creation of Vymune® leverages years of research and development that led to transformative breakthroughs in amino acids and metabolism; Vymedic holds over twenty patents. To prove Vymune's safety and efficacy, Vymedic has conducted ten years of R&D. This includes in-vitro, in-vivo and a randomized, double-blind, placebo controlled human clinical trial. Vymedic has partnered with leading national, university and government laboratories for its research.

5. How many employees does the Company currently have? (§ 227.201(e))

Vymedic currently has 2 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.
    If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

2. If the Company is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth or commercialize its products. The Company may require substantial future capital in order to continue to conduct the research, product development, and marketing required to scale the business. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements may adversely affect the Company's business, financial condition, and results of operations because the Company would be left without the capital required to complete product development or establish sales and marketing capabilities.

3. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

4. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

5. We expect that our research and development expenses will increase significantly in connection with our ongoing activities, particularly as we commence clinical development for our products. We will need to raise additional funds to complete our planned clinical trial programs. If we are not able to enter into collaboration agreements on terms that are acceptable to us, we will need to raise additional capital to fund these trials or delay or abandon the trials. In addition, we expect to incur significant commercialization expenses for product sales and marketing. Accordingly, we expect that we will need substantial additional funding and may be unable to raise capital when needed or on attractive terms, which would force us to delay, reduce or eliminate our research and development programs or commercialization efforts. Our future capital requirements will depend on many factors, including: • the scope, progress and results of our research and preclinical development programs; • the scope, progress, results, costs, timing and outcomes of the clinical trials of our products; • the timing of entering into, and the terms of, one or more collaboration agreements with one or more third parties for our products; • the timing of and the costs involved in obtaining regulatory approvals for our products; • the costs of operating, expanding and enhancing manufacturing facilities and capabilities to support our clinical activities and our commercialization activities; • the costs of maintaining, expanding and protecting our intellectual property portfolio, including potential litigation costs and liabilities; • revenues received from sales of our products; and • the costs of additional general and administrative personnel, including accounting and finance, legal and human resources employees. As a result of these and other factors, we expect that we will seek additional funding in the future. If we are unable to obtain adequate financing on a timely basis in the future, we would likely be required to delay, reduce or eliminate one or more product development programs.

6. Drug development of new chemical entities depends on the successful transition of complicated and painstaking clinical trials and the associated satisfactory demonstration of safety and efficacy. Although the molecular backbone underpinning the company's drug analogs has been evaluated extensively and is presumed to possess predictable evaluation results, nothing guarantees that some unknown adverse interaction or unanticipated effect may be discovered. A failure of Vymune in either pre-clinical studies or in human clinical trials could put an end to the future of that drug and likely the company as well. In that case it is likely that investors in the company would lose all of their investment principal. Even with the funds raised in this equity offering the company's financial resources will be limited, so there is no assurance that the company will be able to advance Vymune sufficiently through clinical trials for it to be sufficiently attractive to a pharmaceutical company to license or acquire that asset on favorable financial terms. It may be necessary for the company to raise additional funds following this equity offering in which case the shareholders would be diluted.

7. We have incurred significant losses since inception. We expect to continue to incur significant operating expenses and anticipate that our expenses and losses will increase in the foreseeable future as we seek to: • gain regulatory approvals for our products that successfully complete clinical trials; • maintain, expand and protect our intellectual property portfolio; • seek to commercialize our products; • hire additional clinical, regulatory, quality control, scientific and management personnel; and • add operational, financial, accounting, facilities engineering, manufacturing and information systems personnel, consistent with expanding our operations.

To become and remain profitable, we must succeed in developing and eventually commercializing products with significant market potential. This will require us to be successful in a range of challenging activities, including successfully completing preclinical testing and clinical trials of our products, obtaining regulatory approval for our products and manufacturing, marketing and selling our products. We are only in the preliminary stages of many of these activities. We may never succeed in these activities and may never generate revenues that are significant or large enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the price of our equity securities and could impair our ability to raise capital, expand our business or continue our operations.

8. Our product development programs will be based on novel technologies and are inherently risky. We will be subject to the risks of failure inherent in the development of products based on new technologies. The FDA may not approve our products or may approve them with certain restrictions that may limit our ability to market our products, and our products may not be successfully commercialized, if at all.

9. Our clinical trials may not be successful. We intend to conduct clinical studies. Preclinical and clinical testing is expensive, difficult to design and implement and can take many years to complete. A failure of one or more of our preclinical studies or clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to obtain regulatory approval or commercialize our products, including: • our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials or we may abandon projects that we currently expect to be promising; • regulators or institutional review boards may not authorize us to commence a clinical trial or conduct a clinical trial at a prospective trial site; • enrollment in clinical trials may take longer than expected or the clinical trials as designed may not allow for sufficient patient accrual to complete enrollment of the trial; • conditions imposed by the FDA or any non-US regulatory authority regarding the scope or design of our clinical trials may require us to submit information to regulatory authorities, ethics committees or others for review and approval; • the number of patients required for our clinical trials may be larger than anticipated or participants may drop out of clinical trials at a higher rate than anticipated; • third party contractors or clinical investigators may fail to comply with regulatory requirements or fail to meet their contractual obligations in a timely manner; • we may have to suspend or terminate clinical trials if we, regulators or institutional review boards determine that the participants are being exposed to unacceptable health risks; • we may not be able to demonstrate that our products provide an advantage over current standard of care or future competitive therapies in development; • regulators or institutional review boards may require us to hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements; • the cost of clinical trials may be greater than anticipated; • the supply or quality of the materials necessary to conduct clinical trials may be insufficient or inadequate or we may not be able to reach agreements on acceptable terms with prospective clinical research organizations; and • the effects of our formulations may not be the desired effects or may include undesirable side effects. We have limited experience in conducting and managing the preclinical development activities and clinical trials necessary to obtain regulatory approvals, including approval by the FDA. Our limited experience might prevent us from successfully designing or implementing a clinical trial. We have limited experience in conducting and managing the application process necessary to obtain regulatory approvals and might not be able to demonstrate that our products meet the appropriate standards for regulatory approval. If we are not successful in conducting and managing our preclinical development activities or clinical

trials or obtaining regulatory approvals, we might not be able to commercialize our products, or might be significantly delayed in doing so, which will materially harm our business.

10. We may not be able to secure and maintain relationships with research institutions and clinical investigators that are capable of conducting and have access to necessary patient populations for the conduct of our clinical trials. We will rely on research institutions and clinical investigators to conduct our clinical trials. Our reliance upon research institutions, including hospitals and clinics, provides us with less control over the timing and cost of clinical trials and the ability to recruit subjects. If we are unable to reach agreement with suitable research institutions and clinical investigators on acceptable terms, or if any resulting agreement is terminated because, for example, the research institution and/or clinical investigators lose their licenses or permits necessary to conduct our clinical trials, we may be unable to quickly replace the research institution and/or clinical investigator with another qualified research institution and/or clinical investigator on acceptable terms. We may not be able to secure and maintain agreement with suitable research institutions to conduct our clinical trials.

11. Our products may not gain market acceptance, which would have a negative impact on our sales. If the products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of our products will depend on a number of factors, including: • The prevalence and severity of any side effects, including any limitations or warnings contained in approved labeling; • Product pricing; • The strength of marketing and distribution support and timing of market introduction of competitive products; and • Publicity concerning us or competing products and treatments.

12. If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates. The manufacture and sale of human therapeutic products involves an inherent risk of product liability claims and associated adverse publicity. We face product liability exposure related to the testing of our product candidates in human clinical trials, and claims could be brought against us if use or misuse of one of our product candidates causes, or merely appears to have caused, personal injury or death. We intend to obtain product liability insurance for our products and development program, but we do not know if we will be able to continue to obtain product liability insurance on acceptable terms or with adequate coverage against potential liabilities in the future. This type of insurance is expensive and may not be available on acceptable terms. If we are unable to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to commercialize our products. A successful product liability claim brought against us in excess of its insurance coverage, if any, may require payment of substantial amounts and have a material adverse effect on our business, financial condition, results of operations or future prospects.

13. If we are unable to protect our intellectual property, our competitiveness and business prospects may be materially damaged. Our success will depend in part on our ability to protect proprietary technology and to obtain patent protection for our products, prevent third parties from infringing on our patents and refrain from infringing on the patents of others, both domestically and internationally. We believe that we have access to the material intellectual property that we need to develop and commercialize our product candidates as currently contemplated, but in the future we may need access to additional intellectual property if our plans change or unforeseen circumstances arise. Any arrangement with respect to such intellectual property rights may result in dilution to our equity holders and additional debt and royalty obligations and other payment obligations for us. In addition, the patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal, technical, scientific and factual questions. We intend to actively pursue patent protection for products resulting from our research and development activities that have significant potential commercial value. We

may not be able to obtain issued patents relating to our technology or products. Even if issued, patents issued to us or our licensors may be challenged, narrowed invalidated, held to be unenforceable or circumvented, which could limit our ability to stop competitors from marketing similar products or reduce the term of patent protection we may have for our products. There can be no assurance that any patents obtained will afford us with adequate protection or provide us with any meaningful competitive advantages against these competitors. Changes in either patent laws or in interpretations of patent laws in the US and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection. In addition, any patents we procure may require cooperation with companies holding related patents and we may have difficulty forming a successful relationship with such other companies. Third parties may claim that we are infringing upon or have misappropriated their proprietary rights. We can give no assurances as to whether any issued patents or patents that may later issue to third parties, would affect our contemplated commercialization of our product candidates. We can give no assurances that such patents can be avoided, invalidated or licensed. With respect to any infringement claim asserted by a third party, we can give no assurances that we will be successful in the litigation or that such litigation would not have a material adverse effect on our business, financial condition, results of operation or prospects. In the event of a successful claim against us for infringement or misappropriation of a third party's proprietary rights, we may be required to: • Pay damages, including up to treble damages, and the other party's attorneys' fees, which may be substantial; • Cease the development, manufacture, marketing and sale of products or use of processes that infringe the proprietary rights of others; • Expend significant resources to redesign our products or our processes so that they do not infringe the proprietary rights of others, which may not be possible; • Redesign our products or processes to avoid third-party proprietary rights, which means we may suffer significant regulatory delays associated with conducting additional clinical trials or other steps to obtain regulatory approval; and • Obtain one or more licenses arising out of a settlement of litigation or otherwise from third parties for the infringed proprietary rights, which may not be available to us on acceptable terms or at all. Furthermore, litigation with any third party, even if the allegations are without merit, would likely be expensive and time-consuming and divert management's attention. In addition, we may have to undertake costly litigation to enforce any patents issued or licensed to us or to determine the scope and validity of another party's proprietary rights. An adverse outcome in litigation or interference or other proceeding in any court or patent office could materially adversely affect our ability to develop and commercialize our products. In addition to patents, we and our partners also rely on trade secrets and proprietary know-how. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, third parties may still obtain this information or come upon this same or similar information independently. If any of these events occurs, or we otherwise lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced.

14. Both the supplements and anti-viral industries are highly competitive. The Company may be faced with competition, direct and indirect, from companies across multiple market segments, and may be unable to either gain necessary market share or sustain prolonged competitive pressures.

15. Because of the novel aspects of the Company's technologies and proposed products, there can be no assurance that adequate or any demand or specific markets actually exist for the Company's products and services. Even if markets and demand exists or develops, the Company's products and services have never been marketed or sold and the level of pricing ultimately required for the Company to realize early and substantial profitability may not be acceptable to the marketplace. The Company's core product Vymune, launched on Amazon.com in August of 2021, where it has received many 5-star customer reviews.

16. The Company plans to outsource to third parties a significant amount of its product development and manufacturing work. There can be no assurance that adequate or proper outsource services can be secured. The Company may experience a significant lack of control over any such services, including the costs, performance and timing and availability of such services.The Company has fully developed its first product, trademarked as Vymune(R), which is commercially packaged in 40 count boxes. Vymune launched on Amazon.com where it is currently being sold as a Powerful Immune Support product and receiving many 5-star customer reviews.

17. Due to the talents of the senior management team, the Company will be highly dependent on the services of these individuals. Consequently, the loss of the services of one or more of these individuals could have a material adverse impact on the Company. Certain key managers of the Company, including a permanent Chief Operating Officer and divisional marketing heads and sales personnel, have yet to be identified and any delay in identifying or any difficulty in hiring such key managers could negatively impact the Company.

18. The Company has not yet developed a product beyond an initial demonstration model with limited efficacy and versatility. There is no assurance that the Company can fully develop its planned products, or do so in a timely or economically feasible manner. Even if fully developed, the products are largely untested and unproven under actual user conditions. The products may not function properly, or as specified, and even if they function they may require an unreasonable amount of ongoing customer support.

19. The Company was organized for the primary purpose of developing and marketing a broad based anti-viral compound. Prior to such time the Company has had no operations and, consequently, no historical financial information upon which a prospective investor could perform an evaluation. The Company will be incurring expenses in advance of generating revenues and is expected to realize operating losses in its initial stages of operations. As a new entity, the Company will be subject to all risks typically associated with a start-up entity. Key among these risks will be the Company's ability to implement its strategic plan in a manner contained in its business plan, including continuing to attract and retain qualified individuals and raise appropriate financing as necessary. As such, no assurance can be given as to the timing and extent of revenue receipts and expense disbursements or the Company's ability to successfully complete all the tasks associated with becoming and maintaining a successful enterprise.

20. The Company may encounter significant challenges in marketing its state-of-the-art technology products to customers and into markets that are early in their evolution towards pervasive adoption of new anti-virral technologies.

21. A portion of the Company's marketing efforts will be interrelated to considerations and determinations made by federal, state and local regulation schemes use of new anti-viral materials. The Company is likely to encounter from time to time substantial delays and uncertainty associated with political, bureaucratic and similar aspects of these regulatory schemes.

22. In order to succeed with its business plan, the Company will require the collaboration of participants from several industry and corporate partners as discussed in a previous section. A delay in the coming together of these partnerships and alliances may delay the commercial implementation of the Vymune product.The Company's product Vymune commercially launched on Amazon.com on August 27, 2021.

23. The projections, and other forward-looking information, statements and beliefs contained or expressed herein (including the Appendices), have been made or prepared by the Company

based on certain assumptions and are inherently uncertain. Some, or all, of the assumptions utilized in developing the projections, or upon which certain statements or beliefs are based, may not materialize and unanticipated events and circumstances will likely occur. Accordingly, there is no assurance and no representation can be made that any of the assumptions are correct, that the projections will be achieved, or that beliefs and the forward-looking statements expressed herein will prove true.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	20,000,000	4,435,098	Yes	
Preferred Stock	10,000,000	0	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the Securities was determined solely by Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Vymedic, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Vymedic and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Line of Credit Shareholder	$109,136	n/a	n/a
Warrants	$993,933	n/a	n/a

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
03/04/2021	Equity and Debt	$525,000	Rule 506(b)	
04/16/2021	Common Stock	$202,470	Section 4(a)(6)	Hiring, manufacturing, marketing.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Specified Person	Relationship to Your Company	Nature of Interest in Transaction	Amount of Interest
Cynthia Winning	CEO	Credit Line	$109,136

15

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

The Company's product Vymune commercially launched on Amazon.com on August 27, 2021. The Company has generated $33,616.80 in retail sales of Vymune on Amazon to date and $1,871.67 in sales to two wholesalers, for total sales to date of $35,488,47. Within the next few weeks we are launching aggressive social media and influencer campaigns to stimulate increased sales.

While recording $10,349 in revenue Vymedic, Inc. generated a net loss in the year ended December 31, 2021 of $295,575, as compared to a net loss of $208,330 in the year ended December 31, 2020. The vast majority of our expenses were driven by legal and professional fees and advertising expenses which amounted to $243,291 and $134,173 for the years ended December 31, 2021 and 2020, respectively.

During the year ended December 31, 2021 the company received $975,000 from the issuance of warrants. The warrants include a right to conversion into shares of stock. In April of 2021 the Company closed its Reg CF offering with a total amount raised of $202,470. Proceeds from the sale of these securities were received throughout 2020 and 2021 via rolling close process.

On January 29, 2020, the Company entered into a memorandum of understanding with an individual for advisory services in exchange for 320,000 shares of common shares at par value for a total of $32 in cash consideration.

During March 2020, the LLC converted to a Corporation in the state of Delaware.

On May 6, 2020, the Company issued 3,061,000 shares of common stock for cash in the amount of $306. 2,741,000 of these shares were issued to its former managing member in exchange for previous membership interests in the LLC.

On July 20, 2020, the Company entered into a consulting agreement for a monthly fee of $10,000, consisting of $5,000 in cash and the issuance of shares valued at $5,000, in exchange for services received.

On July 20, 2020, the Company issued 118,810 stock options in exchange for services, exercisable at $0.01 per share, or an aggregate total of $1,188, under the 2020 Equity Incentive Plan.

The Company also reserved 100,000 options under the Plan for potential future issuance to Board members.

The company is currently pre-revenue and therefore has generated no sales to date. The predecessor company Vymedic, LLC generated a net loss in the year ended December 31, 2019 of $46,788, as compared to a net loss of $45,688 in the year ended December 31, 2018. The vast majority of our expenses were driven by professional fees, which amounted to $31,937 and $37,311 for the years ended December 31, 2019 and 2018, respectively. We plan to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round.

As of December 31, 2019, the predecessor company Vymedic, LLC had total assets of $2,032, which were wholly comprised of the company's checking account.

During the years ended December 31, 2019 and 2018, the sole member contributed $61,315 and $46,589, respectively. During the year ended December 31, 2019, the sole member received returns of contributed capital totaling $15,600.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Vymedic has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Vymedic will file a report electronically with the SEC annually and post the report on its web site (https://vymedic.com) no later than 120 days after the end of each fiscal year covered by the report.

DocuSigned by:

I, Cynthia Winning ("Full name") certify that:

F39CE796001D4A4...

(1) the financial statements of Vymedic, Inc ("Company name") included in this Form are true andcomplete in all material respects; and

(2) the tax return information of Vymedic, Inc. ("Company name") included in this Form reflects accurately the information reported on the tax return for Vymedic, Inc. ("Company name") filed for thefiscal year ended 12/31/2021.

Full name: Cynthia Winning

Position: CEO

Date: 4/25/2022

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.



VYMEDIC, LLC
Colorado Limited Liability Company

Financial Statements (Unaudited) and
Accountants' Compilation Report

December 31, 2021

VYMEDIC LLC
TABLE OF CONTENTS

ACCOUNTANT'S REPORT

FINANCIAL STATEMENTS

ACCOUNTANT'S COMPILATION REPORT

To Management and Members of Vymedic, LLC
Englewood, Colorado

Management is responsible for the accompanying financial statements of Vymedic, LLC (a corporation for income taxes), which comprise the Balance Sheet as of December 31, 2021 and the related Statement of Operations for the twelve months ended December 31, 2021. We have performed a compilation engagement in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

We are not independent with respect to Vymedic, LLC.

Lee M. Peterson and Associates, LLC

Greenwood Village, Colorado

March 16, 2022

8400 EAST PRENTICE AVENUE
SUITE 1500
GREENWOOD VILLAGE, COLORADO 80111

303.831.1199
FAX 303.662.9005
WWW.LEEPETERSONCPA.COM


Vymedic Inc
Balance Sheet
As of December 31, 2021


	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
First National Bank (3756)	247,728.83
Total Checking/Savings	247,728.83
Accounts Receivable	
Accounts Receivable	1,136.02
Total Accounts Receivable	1,136.02
Other Current Assets	
Inventory	338,730.26
Refund Receivable (See Note)	165,000.00
Total Other Current Assets	503,730.26
Total Current Assets	752,595.11
TOTAL ASSETS	**752,595.11**
LIABILITIES & EQUITY	
Liabilities	
Long Term Liabilities	
Warrants (See Note)	993,933.94
Line of Credit - Shareholder	109,136.43
Total Long Term Liabilities	1,103,070.37
Total Liabilities	1,103,070.37
Equity	
Capital Stock	308.30
Additional paid-in-capital	153,122.32
Retained Earnings	-208,330.80
Net Income	-295,575.08
Total Equity	-350,475.26
TOTAL LIABILITIES & EQUITY	**752,595.11**

Vymedic Inc
Statement of Operations
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
Sales	10,349.46
Total Income	10,349.46
Cost of Goods Sold	
Cost of Goods Sold	3,652.66
Total COGS	3,652.66
Gross Profit	6,696.80
Expense	
Advertising Costs	133,542.00
Bank Service Charges	177.50
Computer and Website Expenses	12,474.00
Dues and Subscriptions	1,500.00
Insurance Expense	30,783.12
Licenses and Fees	11,853.39
Postage and Delivery	1,000.90
Legal and Professional Fees	109,749.61
Telephone and Internet Expense	1,191.36
Total Expense	302,271.88
Net Ordinary Income	-295,575.08
Net Income	**-295,575.08**

See Accountant's Report


Vymedic Inc
Statement of Cash Flows
January through December 2021


	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	-295,575.08
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-1,136.02
Inventory	-298,855.26
Refund Receivable (See Note)	-165,000.00
Net cash provided by Operating Activities	-760,566.36
FINANCING ACTIVITIES	
Line of Credit - Shareholder	-20,778.57
Warrants (See Note)	975,000.00
Additional paid-in-capital	47,663.21
Net cash provided by Financing Activities	1,001,884.64
Net cash increase for period	241,318.28
Cash at beginning of period	6,410.55
Cash at end of period	**247,728.83**

VYMEDIC,LLC
NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2021
(unaudited, See Accountant's Compilation Report)

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Vymedic, LLC ("the Company") is a Colorado limited liability company headquartered in Englewood, Colorado organized on March 12, 2008. The Company has produced an immune support supplement that will help individuals with common viruses such as the flu and cold. During 2020, Vymedic LLC redomiciled and incorporated under the laws of the State of Delaware.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2021, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Advertising costs

The Company's advertising costs are expensed as incurred. During the year ended December 31, 2021, the Company recognized $133,542 in advertising costs.

Research and Development Costs

Research and development costs, internally developed patents, research material, and administrative costs are expensed as incurred. The Company has determined that the internally developed patents future economic benefit is uncertain as of the date of these financial statements, therefore development and filing costs are expensed as incurred.

VYMEDIC,LLC
NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2021
(unaudited, See Accountant's Compilation Report)

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> *Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> *Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Income Taxes

The Company is a corporation for federal and state income tax purposes. The Company reported no taxable income for the year 2021. No provision or liability for income taxes has been included in the accompanying financial statements.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through March 16, 2022, the date these financial statements were available to be issued. Management signed an agreement with Ogilvy Inc for a refund $165,000 of advertising fees paid by the Company. The refund was received by the Company on January 10, 2022. Management of the Company has not identified any other material subsequent events that require disclosure.

VYMEDIC,LLC
NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2021
(unaudited, See Accountant's Compilation Report)

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred significant, recurring losses since inception and is dependent upon outside sources of funding, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship products, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – WARRANTS

During the year ended December 31, 2021 the company received $975,000 from the issuance of warrants. The warrants include a right to conversion into shares of stock.

Vymedic Inc
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	-208,330.80
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Inventory	-39,875.00
Net cash provided by Operating Activities	-248,205.80
FINANCING ACTIVITIES	
Line of Credit - Shareholder	129,915.00
Capital Stock	308.30
Additional paid-in-capital	124,393.05
Members Equity	-959,158.29
Retained Earnings	958,774.67
Net cash provided by Financing Activities	254,232.73
Net cash increase for period	6,026.93
Cash at beginning of period	383.62
Cash at end of period	**6,410.55**

Vymedic Inc
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Expense	
Advertising and Marketing	73,951.00
Bank Service Charges	245.00
Computer and Website Expenses	331.76
Legal services	38,069.70
Licenses and Fees	100.00
Postage and Delivery	217.69
Professional Fees	
Accounting Fees	4,000.00
Patent Fees	56,222.40
Total Professional Fees	60,222.40
Research and Testing	10,193.25
Syndication Costs	25,000.00
Total Expense	208,330.80
Net Ordinary Income	-208,330.80
Net Income	**-208,330.80**

01/14/21
Accrual Basis

Vymedic Inc
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
First National Bank (3756)	6,410.55
Total Checking/Savings	6,410.55
Other Current Assets	
Inventory	39,875.00
Total Other Current Assets	39,875.00
Total Current Assets	46,285.55
TOTAL ASSETS	**46,285.55**
LIABILITIES & EQUITY	
Liabilities	
Long Term Liabilities	
Line of Credit - Shareholder	129,915.00
Total Long Term Liabilities	129,915.00
Total Liabilities	129,915.00
Equity	
Capital Stock	308.30
Additional paid-in-capital	124,393.05
Net Income	-208,330.80
Total Equity	-83,629.45
TOTAL LIABILITIES & EQUITY	**46,285.55**